Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Direct Link USA, LLC	Delaware

Domo Industry Inc.	New York

Fuling Plastic USA, Inc.	Pennsylvania

Taizhou Fuling Plastic Co., Ltd.	People’s Republic of China

Total Faith Holding Ltd.	British Virgin Islands

Zhejiang Great Plastics Technology Co.	People’s Republic of China